Exhibit 12.1

EARLE M. JORGENSEN COMPANY

STATEMENT OF COMPUTATION OF RATIO

OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Year Ended March 31,			Six Months Ended
	2001	2002	2003	September 27, 2002	September 29, 2003
Income before income taxes	$19,021	$5,809	$3,882	$(6,328)	$5,022
Fixed charges to be added back to earnings:
Interest and debt expense, including capitalized interest	46,034	43,025	47,753	22,965	25,327
Rentals (one-third of all rent and related costs charged to income)	6,601	7,118	7,219	3,551	3,669

Total fixed charges	52,635	50,143	54,972	26,516	28,996

Amortization of capitalized interest	—	—	13	3	15
Less capitalized interest	—	(316)	(464)	(358)	(61)

Earnings before income taxes and fixed charges	$71,656	$55,636	$58,403	$19,833	$33,972

Ratio of earnings to fixed charges	1.36	1.11	1.06	0.75	1.17
Amount by which earnings are inadequate to cover fixed charges	$—	$—	$—	$(6,683)	$—

EARLE M. JORGENSEN HOLDING COMPANY, INC. STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN THOUSANDS)
	Year Ended March 31,			Six Months Ended
	2001	2002	2003	September 27, 2002	September 29, 2003
Income before income taxes	$(6,031)	$(24,050)	$(31,371)	$(22,988)	$(13,948)
Fixed charges to be added back to earnings:
Interest and debt expense, including capitalized interest	71,130	72,913	83,345	39,771	44,388
Rentals (one-third of all rent and related costs charged to income)	6,612	7,118	7,219	3,551	3,669

Total fixed charges	77,742	80,031	90,564	43,322	48,057

Amortization of capitalized interest	—	—	13	3	15
Less capitalized interest	—	(316)	(464)	(358)	(61)

Earnings before income taxes and fixed charges	$71,711	$55,665	$58,742	$19,979	$34,063

Ratio of earnings to fixed charges	0.92	0.70	0.65	0.46	0.71
Amount by which earnings are inadequate to cover fixed charges	$(6,031)	$(24,366)	$(31,822)	$(23,343)	$(13,994)